

August 14, 2020

Gregory S. Bentley
Chief Executive Officer
Bentley Systems, Incorporated
685 Stockton Drive
Exton, PA 19341

> **Re: Bentley Systems, Incorporated**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 7, 2020**
> **CIK No. 0001031308**

Dear Mr. Bentley:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 20, 2020.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your revised disclosures in response to prior comment 1. Please revise to also include this information for the interim periods ending June 30, 2020 and 2019.

2. We note your response to prior comment 2. Please disclose in the summary section that you authored the 2019 Bentley Infrastructure 500 Top Owners report.

Risk Factors
Risks Related to the Ownership of Our Class B Common Stock
The choice of forum provision..., page 48

3.   We note that your forum selection provision identifies the federal district court for the District of Delaware as the exclusive forum for claims brought under the Securities Act or the Exchange Act. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Capitalization, page 56

4.   Please revise the introductory paragraph to disclose the amount of additional share-based compensation expense that will be included in as adjusted accumulated deficit for the 994,912 shares of Class B stock that will vest upon consummation of this offering. With regards to the shares of Class B stock that will be sold in this offering following the exercise of stock options for such shares, please tell us how you determined this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. In this regard, tell us whether you have enforceable commitments from certain option holders of their intent to exercise such options.

Consolidated Financial Statements
Note 23. Subsequent Events, page F-79

5.   With regard to the restricted stock awards granted after June 30, 2020, please revise to disclose the amount of estimated unrecognized stock-based compensation expense that is associated with these awards. Refer to ASC 855-10-50-2(b).

     You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Richard Fenyes, Esq.